EXHIBIT 99.1

EXECUTION VERSION

SGF, LLC

November 1, 2016

COMMITMENT LETTER

$100.0 MILLION SENIOR SECURED CREDIT FACILITIES

A.M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook
Illinois 60523
Attention: Patrick R. Anderson, CFO

Dear Mr. Anderson:

In accordance with our recent discussions with A.M. Castle & Co. (“you”, the “Company” and others to be mutually agreed upon, collectively, the “Borrowers”) has advised SGF, LLC and its affiliates (collectively, the “Financial Institutions”, “we” or “us”) that you intend to consummate the transactions described herein in order to (i) refinance and redeem certain of the Company’s existing indebtedness, (ii) finance its general corporate purposes, and (iii) pay fees and expenses incurred in connection with the foregoing (collectively, the “Transaction”).

You have further advised us that, in connection therewith, and subject to the conditions set forth in the “Conditions Precedent” section of this Commitment Letter, under the paragraph titled “Certain Conditions” in the outline of terms and conditions set forth on Exhibit A hereto (the “Term Sheet”) and on Exhibit B hereto, (the “Conditions Annex” and, together with the Term Sheet and this letter, collectively, this “Commitment Letter”), the Borrowers will obtain the senior secured first lien term loan facilities (the “Facilities”) described in the Term Sheet in an aggregate principal amount of $100.0 million, of which Facilities 85% will be provided by those certain financial institutions signatory to, and pursuant to, a commitment letter in substantially the same form as the Commitment Letter, which financial institutions and the Borrowers negotiated the Term Sheet and Conditions Annex.

Commitment

This Commitment Letter establishes terms and conditions under which we are severally, but not jointly, committed to provide the Facilities to the Company. In connection with the foregoing, SGF is pleased to advise you of its several, but not joint, commitment to provide 15% of the principal amount of the Facilities, in each case upon the terms and subject to the conditions set forth in this Commitment Letter. You agree that no agents, co-agents, arrangers or book runners will be appointed, and no other titles will be awarded and no compensation (other

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November 1, 2016

than that expressly contemplated by this Commitment Letter) will be paid in connection with the Facilities unless you and we shall so agree. You also agree that the closing date of the Transaction and the concurrent closing of the Facilities shall be a date mutually agreed upon between you and us, but in any event shall not occur until the terms and conditions hereof have been satisfied.

Conditions Precedent

Subject to the last paragraph of Exhibit B, the commitment of the Financial Institutions in respect of the Facilities and the undertaking of the Financial Institutions to provide the services described herein are subject only to the satisfaction of the conditions precedent set forth in the Term Sheet and the Conditions Annex (including the negotiation, execution and delivery of definitive documentation with respect to the Facilities reflecting, among other things, the terms and conditions set forth herein and in the Term Sheet and the Conditions Annex), in a manner reasonably acceptable to us.

Subject to the last paragraph of Exhibit B, please note that the terms and conditions of the proposed Facilities are not limited to those set forth herein or in the Term Sheet or in the Conditions Annex. Subject to the last paragraph of Exhibit B, matters not covered or made clear herein, in the Term Sheet or in the Conditions Annex are subject to mutual written agreement of the parties.

Subject to the last paragraph of Exhibit B, you and we each agree to diligently negotiate in good faith to finalize loan documentation required for the Facilities following the execution and delivery of this Commitment Letter.

Costs, Fees and Expenses

In consideration of this commitment and recognizing that, in connection herewith, each of the Financial Institutions party hereto is incurring costs and expenses and allocating internal resources (including, without limitation, fees and disbursements of outside counsel, filing and recording fees, costs and expenses of due diligence, syndication, transportation, duplication, messenger, appraisal, audit, and consultant costs and expenses), you hereby agree to pay or reimburse us on demand for all such reasonable and documented out-of-pocket costs and expenses (collectively, “Expenses”), regardless of whether any of the transactions contemplated hereby are consummated. You also agrees to pay to us on demand all Expenses of ours (including, without limitation, fees and disbursements of counsel) incurred in connection with the enforcement of any of our rights and remedies hereunder. You also agree to pay the fees set forth on Annex A to the Term Sheet. You agree that, once paid, all of the foregoing fees and Expenses or any part thereof shall not be refundable under any circumstances, regardless of whether the transactions or borrowings contemplated hereby are consummated, and shall not be creditable against any other amount payable in connection herewith or otherwise.

A.M. Castle & Co.

November 1, 2016

Confidentiality

By accepting this Commitment Letter, you agree that this Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person (other than your officers, directors, employees, accountants, attorneys and other advisors, in each case, on a “need-to-know” basis in connection with the transactions contemplated hereby and on a confidential basis). The foregoing notwithstanding, following the return to us of a counterpart of this Commitment Letter executed by you, you (i) may file a copy of this letter in any public record in which it is required by law to be filed, (ii) provide a copy hereof to the Company and its officers, directors, employees, accountants, attorneys and other advisors, in each case, on a “need-to-know” basis in connection with the transactions contemplated hereby and on a confidential basis, and (iii) may make such other public disclosures of the terms and conditions hereto as you are required by law, in the opinion of your counsel, to make.

Arm’s-Length Transaction

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree that: (i) the Facilities and any related arranging or other services described in this Commitment Letter are an arm’s-length commercial transaction between you and your affiliates, on the one hand, and each of the Financial Institutions, on the other hand, and you are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Commitment Letter; (ii) in connection with the process leading to such transaction, each of the Financial Institutions is and has been acting solely as principal and is not the financial advisor or fiduciary for you or any of your subsidiaries or affiliates, stockholders, creditors or employees or any other party; (iii) each of the Financial Institutions has not assumed nor will it assume an advisory or fiduciary responsibility in your or your subsidiaries’ or affiliates’ favor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether any of the Financial Institutions has advised or is currently advising you or your subsidiaries or affiliates on other matters) and each of the Financial Institutions has no obligation to you or your subsidiaries or affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth in this letter and the definitive loan documentation; (iv) Each of the Financial Institutions and its respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and your subsidiaries and affiliates and each of the Financial Institutions has no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) each of the Financial Institutions has not provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate. You hereby waive and release, to the fullest extent permitted by law, any claims that you may have against each of the Financial Institutions

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with respect to any breach or alleged breach of fiduciary duty by such Financial Institution in its capacity as a lender and related to the transactions contemplated hereunder.

Information

You hereby represent and covenant that (i) all information (other than Projections) that has been or will be made available to us by the Company and any of its representatives in connection with the transactions contemplated hereby (the “Information”), is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading, and (ii) all financial information and projections (“Projections”) that have been or will be made available to us by the Company or its representatives in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions believed to be reasonable by you at the time when made (it being understood and agreed that financial projections are not to be viewed as facts or a guarantee of financial performance and are subject to significant uncertainties and contingencies many of which are beyond your control and actual results may differ from financial projections and such differences may be material and adverse). In issuing this Commitment Letter, we are relying on the accuracy of the Information and, in arranging and syndicating the Facilities, we may use and rely on the Information, without independent verification thereof. Prior to the funding or termination of all commitments under the Facilities, you agree to supplement the Information and any Projections previously furnished, or that will be furnished, from time to time and agree to promptly notify us of any changes in circumstances that could be expected to call into question the continued reasonableness of any assumption underlying any Projections previously furnished, or that will be furnished, by or on behalf of the Company.

Syndication

We may syndicate the Facilities and/or the commitment to provide the Facilities to additional banks, financial institutions and other entities (the “Additional Lenders”) to assume the rights and obligations of the Financial Institutions hereunder; provided, that the Financial Institutions’ commitments (and any commitment held by any and all Additional Lenders to which any Financial Institution assigns a portion of its commitments in accordance with the terms hereof) shall be reduced pro rata by the aggregate amount of commitments held by any such Additional Lender; provided further, that the assignment and assumption documentation for any Additional Lenders shall be reasonably acceptable to the Financial Institutions. Subject to the restrictions set forth in the Term Sheet under the heading “Lenders,” the Financial Institutions will manage all aspects of any syndication, including the selection of potential Additional Lenders, the timing of all offers to potential Additional Lenders, the acceptance of commitments, the amount offered and the compensation provided.

A.M. Castle & Co.

November 1, 2016

Indemnification

Company agrees to indemnify and hold harmless each of the Financial Institutions, and each of its affiliates (including its managers and fund managers) and each of its and its affiliates’ respective officers, directors, partners, shareholders, members, trustees, controlling persons, employees, agents, advisors, attorneys and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel), that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to this Commitment Letter or the transactions contemplated hereby, any use made or proposed to be made with the proceeds of the Facilities, or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Party is a party thereto, and Company shall reimburse each Indemnified Party upon demand for all legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein), irrespective of whether the transactions contemplated hereby are consummated, except to the extent such claim, damage, loss, liability, or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.

Company agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to Company for or in connection with the transactions contemplated hereby, except to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages. Company further agrees that, without the prior written consent of the Financial Institutions, it will not and will cause the Company not to enter into any settlement of any lawsuit, claim or other proceeding arising out of this Commitment Letter or the transactions contemplated hereby unless such settlement (i) includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all Indemnified Parties and (ii) does not include a statement as to or an admission of fault, culpability, or a failure to act by or on behalf of any Indemnified Party. No Indemnified Party shall be liable for any damages arising from the use by unauthorized persons of any information made available to us by you or any of your representatives through electronic, telecommunications or other information transmission systems that is intercepted by such persons.

A.M. Castle & Co.

November 1, 2016

Governing Law, etc.

This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York. Each of the parties hereto irrevocably consents to the jurisdiction and venue of the federal and/or state courts located within the City of New York. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any objection that they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same letter. Delivery of an executed counterpart of a signature page to this electronic transmission shall be as effective as delivery of a manually executed counterpart of this letter. This Commitment Letter is not assignable by the Company without the Financial Institutions’ prior written consent. In connection with a syndication of all or a portion of the commitment hereunder to provide the Facilities, the rights and obligations of each of the Financial Institutions may be assigned, in whole or in part, as provided above, and upon such assignment, such Financial Institutions shall be relieved and novated hereunder from its obligations with respect to any portion of its commitment to provide the Facilities that has been assigned as provided above. This Commitment Letter is intended to be solely for the benefit of the parties hereto, the Indemnified Parties, and their respective successors and assigns. Nothing herein, express or implied, is intended to or shall confer upon any other third party any legal or equitable right, benefit, standing or remedy of any nature whatsoever under or by reason of this Commitment Letter.

We hereby notify you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 25, 2001), as amended (the “Patriot Act”), it may be required to obtain, verify and record information that identifies the Company, which information includes the name, address and tax identification number and other information regarding them that will allow each of the Financial Institutions to identify the Company in accordance with the Patriot Act. You agree to provide each of the Financial Institutions with all documentation and other information required by bank regulatory authorities under the Patriot Act and any other “know your customer” and anti-money laundering rules and regulations.

Further Assurances

To the extent any of the Financial Institutions party hereto, or any affiliate of such Financial Institution, now or hereafter holds any of the Company’s outstanding 12.75% senior secured notes due 2018, each such Financial Institution agrees to consent to such amendments to the

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November 1, 2016

intercreditor agreement and Existing Secured Notes Indenture as described under the heading “Initial Conditions” set forth in the Term Sheet; provided, however, that such consent may be conditioned on the occurrence of the closing of the Facilities.

Waiver of Jury Trial

Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter or the transactions contemplated by this letter or the actions of each of the Financial Institutions or any of its affiliates in the negotiation, performance, or enforcement of this Commitment Letter.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this letter and returning it to us at or before 12:00 p.m. (Eastern Time) on or before November 2, 2016. If you elect to deliver this letter by electronic transmission, please arrange for the executed original to follow by next-day courier. All respective commitments and undertakings of the Financial Institutions under this Commitment Letter will expire at 12:00 p.m. (Eastern Time) on November 2, 2016, unless you execute and return to us this Commitment Letter at or prior to such time. Thereafter, all accepted commitments and undertakings of the Financial Institutions will expire on the earliest to occur of (i) December 31, 2016, unless the closing of the Facilities occurs on or prior thereto and (ii) the consummation of the Transaction or any component thereof without the use of the Facilities. In addition, all accepted commitments and undertakings the Financial Institutions hereunder may be terminated by us if you fail to perform your obligations hereunder on a timely basis. The provisions of this Commitment Letter regarding Costs and Expenses, Confidentiality, Indemnity, Governing Law, etc., and Waiver of Jury Trial shall remain in full force and effect regardless of whether any definitive documentation for the Facilities shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Financial Institutions hereunder, and the provisions of this Commitment Letter regarding syndication shall survive the execution and delivery of any definitive documentation for the Facilities. Except as provided in the preceding sentence, your obligations hereunder shall automatically terminate and be superseded by the provisions of the definitive loan documentation upon the initial funding thereunder and the payment of all amounts owing at such time hereunder.

[Remainder of page intentionally left blank; signature page follows.]

Very truly yours, SGF, LLC By: /s/ Howard B. Simpson Name: Howard B. Simpson Title: Managing Member

ACCEPTED AND AGREED TO this 2nd day of November, 2016 A.M. CASTLE & CO. /s/ Patrick R. Anderson By: Patrick R. Anderson Title: Chief Financial Officer

EXHIBIT A TO COMMITMENT LETTER

SUMMARY OF TERMS AND CONDITIONS

OF THE TERM LOAN FACILITIES

Set forth below is a summary of the principal terms and conditions of the senior secured term loan facilities and the documentation related thereto. Capitalized terms used and not otherwise defined herein have the meanings set forth in the commitment letter to which this summary of terms and conditions is attached and of which it forms a part (the “Commitment Letter”).

I.                 Parties

Borrowers...................................	A.M. Castle & Co. (the “Company”), together with certain of its wholly-owned domestic and Canadian subsidiaries, including Transtar Metals Corp., Advanced Fabricating Technology, LLC, Oliver Steel Plate Co., Paramont Machine Company, LLC, Tube Supply, LLC, A.M. Castle & Co. (Canada) Inc. and Tube Supply Canada ULC (each a “Borrower” and collectively, the “Borrowers”).
Guarantors.................................	All of the Company’s current and future direct and indirect domestic and Canadian subsidiaries and any other entity that guarantees or provides other credit support for the Existing Secured Notes (as defined below) or any other indebtedness of the Company or another Credit Party, (the “Guarantors”; the Borrowers and the Guarantors, collectively, the “Credit Parties”).
Agent..........................................	A commercial bank or trust company reasonably acceptable to the Lenders, acting through one or more of its branches or affiliates, will act as administrative and collateral agent for the Lenders (in such capacities, the “Agent”) and will perform the duties customarily associated with such roles.
Lenders.......................................	A syndicate of financial institutions and investors, as set forth in Schedule 1 (collectively the “Initial Lenders”) and other lenders from time to time party to the definitive documentation (collectively, the “Lenders”); provided that (i) the Initial Lenders as a group will not be permitted to assign more than 49.9% in the aggregate of the original commitment prior to six months after the Closing Date, (ii) six months after the Closing Date, the Initial Lenders may assign more than 50% of their original commitment amount subject to the reasonable consent of the Borrower, (iii) at no time will any of the Lenders be permitted to assign their loans to any competitor of the Borrowers.

II.               Facilities

Term Loans................................. Up to $100 million (the “Aggregate Term Loan Commitment”) will be available under the following senior secured credit facilities (the “Term Loan Facilities”) on the terms and conditions set forth herein:

•	a term loan to be made on the Closing Date in an amount of $75 million (the “Initial Term Loan”)
•	the remainder of the Aggregate Term Loan Commitment will be available as a delayed draw term loan (the “DDTL” and, together with the Initial Term Loan, the “Term Loans”)

Initial Term Loan Availability.... The Initial Term Loan shall be made in a single drawing on the Closing Date. Amounts that have been repaid under the Initial Term Loan may not be reborrowed.

DDTL Availability...................... The DDTL shall be available in two additional drawings:

$12.5 million will be available at the Borrowers’ request on or after December 12, 2016; and

$12.5 million will be available at the Borrowers’ request on or after June 12, 2017. Amounts that have been repaid under the DDTL may not be reborrowed.

Maturity......................................	The outstanding principal amount of the Term Loans and all accrued and unpaid interest thereon shall be due and be payable in full on September 14, 2018.

III.       Certain Payment Provisions

Fees, Early Termination Fees

and Interest Rates .......................As set forth on Annex A.

Optional Prepayments and

Commitment Reductions...............The Borrowers may, upon prior written notice, prepay the Term Loans or reduce the commitments under Term Loan Facilities, in whole at any time or in part from time to time, subject to the Exit Fees set forth on Annex A.

Mandatory Prepayments..............An amount equal to (i) 100% of the net cash proceeds received by the Company or any of its subsidiaries from the issuance of indebtedness after the Closing Date, other than customary exceptions for certain indebtedness permitted to be incurred under the definitive documentation for the Term Loan Facilities (the “Credit Documentation”), (ii) 100% of the net cash proceeds received from the sale or other disposition of all or any part of the assets of the Company or any of its subsidiaries after the Closing Date (other than sales of inventory in the ordinary course of business), subject to customary reinvestment rights, exceptions and thresholds, provided that to the extent that the proceeds of any such sale or disposition by a foreign subsidiary of the Company cannot be used to prepay the Loans without violating applicable law or have a material adverse tax consequence, such prepayment will not be required until permitted under such applicable law or until such material adverse tax consequence may be avoided (provided that the Company and such subsidiary shall promptly take all actions within the reasonable control of the Company and such subsidiary that are reasonably required to eliminate or reduce such tax effects), (iii) 100% of all casualty and condemnation proceeds received by the Company or any of its subsidiaries after the Closing Date, subject to customary reinvestment rights, exceptions and thresholds, (iv) 50% of the net cash proceeds from the issuance of equity securities, (v) 50% of excess cash flow of the Company and its subsidiaries (as defined in the Credit Documentation and with steps downs to be mutually agreed), and (vi) 100% of all tax refunds in excess of $500,000 individually (and in the aggregate in each fiscal year) and other non-ordinary course receipts (as defined in the Credit Documentation) received by the Company or any of its subsidiaries after the Closing Date, subject to customary thresholds and exceptions. Application of such mandatory prepayments shall be as set forth in the Credit Documentation.

IV.	Collateral
The obligations of each Credit Party in respect of the Facility shall be secured by a perfected first priority security interest in substantially all of its present and after-acquired tangible and intangible assets (including, without limitation, inventory, accounts receivable, equipment, intellectual property, real property, investment property, intercompany notes and other intercompany receivables (with the Collateral Agent to take possession of all such notes and receivables on the Closing Date), cash, leasehold interests, licenses, permits, capital stock and other assets securing the Credit Parties’ obligations under the Existing Credit Agreement and the Existing Secured Notes and proceeds of the foregoing), except for (i) those assets as to which the Agent shall determine in its sole discretion that the costs of obtaining such a security interest are excessive in relation to the value of the security to be afforded thereby, and (ii) in the case of those assets subject to the laws of foreign jurisdictions, subject to limitations of such foreign laws (collectively, the “Collateral”).

V.	Use of Proceeds
The proceeds of the Term Loans shall be used for:

(i)	the repayment of any amounts (and cash collateralization of any undrawn letters of credit) outstanding under a $100 million loan and security agreement between, among others, the Company as a US borrower and Wells Fargo Bank, National Association as lender and administrative agent dated December 15, 2011 (as amended from time to time) (the “Existing Credit Agreement”);
(ii)	the redemption of $27.5 million in aggregate principal amount of the Company’s existing 12.75% senior secured notes due 2018 (the “Existing Secured Notes”) pursuant to Section 3.09(a) of the indenture (the “Existing Secured Notes Indenture”) governing the Existing Secured Notes (the “Redemption”) to the extent not previously funded with borrowings made under the Existing Credit Agreement;
(iii)	the repayment at any time of $41,000 of the Company’s 7.00% Convertible Notes due December 15, 2017;
(iv)	working capital and general corporate purposes (excluding the repayment, redemption or refinancing of any indebtedness other than as described in clauses (i), (ii) and (iii) above); and
(v)	payment of certain fees and expenses associated with the refinancing of the Existing Credit Agreement, the Redemption and the closing of the Term Loan Facilities.

VI.       Certain Conditions

Initial Conditions .......................The availability of the Initial Term Loan is subject to the satisfaction or written waiver of only the following (subject to the last paragraph of Exhibit B) (the date of such satisfaction or waiver of all such conditions, the “Closing Date”): delivery of reasonably satisfactory customary legal opinions of counsel for the Borrowers and the Guarantors; all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act; a certificate from the chief financial officer(s) of the Borrowers (or, at any Borrower’ option, a solvency opinion from an independent investment bank or valuation firm of nationally recognized standing) with respect to Closing Date solvency (on a consolidated basis after giving effect to the transactions contemplated hereby); customary corporate documents and officers’ and public officials’ certifications for the Borrowers and the Guarantors; customary closing certificates; all documents and instruments required for the creation and perfection of, or the reaffirmation of the perfection of, security interests in the Collateral, subject to permitted liens and the last paragraph of Exhibit B; execution of the Guarantees by the Guarantors, which shall be in full force and effect; the amendment of the intercreditor agreement governing the relative rights and priorities in the Collateral between the Credit Parties’ first lien secured lenders and the Existing Secured Notes to permit the Term Loans to bear interest as set forth on Annex A and to make such other modifications to such agreement as are reasonably necessary to effect the transactions contemplated herein; the Company having delivered a redemption notice with respect to the Redemption and the Redemption (or the related discharge of the Existing Secured Notes subject to the Redemption) having occurred or occurring simultaneously or substantially concurrently with the initial borrowing under the Term Loan Facilities; the amendment of the Existing Secured Notes Indenture to (i) specifically exclude from the definition of “Asset Sale” the Company’s March 15, 2016 sale of the assets of Total Plastics, Inc., (ii) eliminate the Senior Credit Facility Availability Blocker in Section 3.09(a) of the Existing Secured Notes Indenture and (iii) to make such other modifications to such agreement as are necessary to effect the entry into the Credit Documentation without violating any provisions of the Existing Secured Notes Indenture; evidence of authority for the Borrowers and the Guarantors; the delivery of the borrowing base certificate most recently required to be delivered under the Existing Credit Agreement; accuracy of Specified Representations (as defined in Exhibit B); and delivery of a notice of borrowing.

The initial borrowing under the Term Loan Facilities will also be subject to the applicable conditions precedent set forth in the “Conditions Precedent” section of the Commitment Letter and Exhibit B to the Commitment Letter. The definitive credit documentation for the Senior Facilities shall not contain (a) any conditions precedent other than the conditions precedent expressly set forth in the preceding paragraph, the “Conditions Precedent” section of the Commitment Letter or Exhibit B to the Commitment Letter or (b) any representation or warranty, affirmative, negative or financial covenant or event of default not set forth in the “Conditions Precedent” section of the Commitment Letter or Exhibit B thereto, the accuracy, compliance or absence, respectively, of or with which would be a condition to the initial borrowing under the Term Loan Facilities. The failure of any representation or warranty (other than the Specified Representations) to be true and correct in all material respects on the Closing Date will not constitute the failure of a condition precedent to funding or a default under the Term Loan Facilities.

The Credit Parties and Lenders agree that the Lenders will rely upon the Borrowers’ existing field exam required under the Existing Credit Agreement on the Closing Date. The Lenders will have the right to conduct a new field exam at the Borrowers’ expense after the Closing Date.

On-Going Conditions ..................Each DDTL drawing shall be subject to the satisfaction or written waiver of conditions that are customary for the Initial Lenders’ loans of this type, including: (i) the accuracy of all representations and warranties in the Credit Documentation (including, without limitation, the material adverse change and litigation representations) in all material respects (to the extent not otherwise qualified by materiality) other than those which specifically relate to an earlier date and (ii) there being no default or event of default (including no material adverse change) in existence at the time of, or after giving effect to the making of, such extension of credit.

VII.	Warrants

The Lenders as of the Closing Date will receive warrants (the “Warrants”) to purchase 5,000,000 shares of the common stock of the Company. The warrants will have exercise prices as follows: (a) 50% of the initially issued Warrants will have an exercise price of $0.50 per share and will expire 18 months from the date of grant and (ii) the remaining 50% of the Warrants will have an exercise price of $0.65 per share and will expire 18 months from the date of the grant. The Warrants will contain structural anti-dilution protections for stock splits, reverse splits, combinations, dividends and other similar transactions and customary protections for mergers and other business combinations and will provide for multiple demand and unlimited shelf and “piggy back” registration rights and other customary provisions

In the event of a direct or indirect sale of the Company (or all or substantially all of the Company’s assets) other than in a bankruptcy proceeding with respect to the Company (any such transaction a “Permitted Sale”), if (i) the per share sale price of the Company is less than the exercise price per share of any Warrants, then any such Warrants shall be cancelled concurrent with the closing of such sale or (ii) the per share sale price of the Company is greater than the exercise price per share of any Warrants, then at the closing of such sale all such Warrants shall be cancelled and in exchange therefor the holders thereof shall be paid in cash the difference between the exercise price per share of such Warrants and the per share sale price of the Company (such positive difference, if any, the “Immediate Exercise Value”).

VIII.	Certain Documentation Matters	The Credit Documentation shall contain representations, warranties, affirmative and negative covenants, and events of default relating to the Credit Parties and their subsidiaries consistent with this summary of terms and conditions and other terms reasonably deemed appropriate by the Agent and Initial Lenders (subject to exceptions and carve-outs to be agreed upon); provided, that except for events of default related to bankruptcy or other insolvency events, no event of default shall result in the acceleration of the Loans unless the Required Lenders

Financial Covenants...................The Company would be required to perform with respect to financial covenants consisting of (a) a minimum cash EBITDA (to be defined in the Credit Documentation) requirement in amounts of (i) $2.0 million for the first quarter of 2017, (ii) $6.5 million for the first two quarters of 2017, (iii) $10.5 million for the first three quarters of 2017 and (iv) $14.0 million for the calendar year 2017, (b) a minimum liquidity amount of $20 million at all times (the “Minimum Liquidity Financial Covenant”) and (c) a minimum net working capital covenant (to be determined but based upon eligible accounts receivables and inventory of the Borrowers and the Guarantors, with potential deductions based upon current assets of the Borrowers and the Guarantors and accounts payable originated within 20 days) (the “Minimum Net Working Capital Financial Covenant”).

Foreign subsidiaries...................The Company’s foreign subsidiaries may not incur, or have outstanding, indebtedness in excess of $12 million in aggregate principal amount, provided that (i) any such outstanding indebtedness under foreign facilities is either unsecured or secured only by the accounts receivable and inventory of the applicable foreign subsidiary and (ii) the use of proceeds of such outstanding indebtedness under foreign facilities shall be used (a) to repay existing indebtedness of the Company, (b) for working capital purposes or (c) for capital expenditures.

Requisite Lenders.........................Lenders holding at least a majority of the total Term Loans and commitments under the Term Loan Facilities, with certain amendments requiring the consent of Lenders holding a greater percentage (or all) of the total Term Loans and commitments under the Term Loan.

Assignments and Participations...Subject to the restrictions set forth under the heading “Lenders”, each Lender shall be permitted to assign its rights and obligations under the Term Loan Facilities, or any part thereof, to any person or entity without the consent of the Credit Parties. Each Lender shall be permitted to grant participations in such rights and obligations, or any part thereof, to any person or entity without the consent of the Credit Parties. Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Facility only upon request.

Expenses and Indemnification..The Company shall pay (i) all reasonable and documented out-of-pocket expenses of the Agent and the Lenders associated with the syndication of the Facility and the preparation, negotiation, execution and delivery of the Credit Documentation and any amendment or waiver with respect thereto (including, the reasonable fees, disbursements and other charges of counsel), (ii) all reasonable and documented out-of-pocket expenses of the Agent and the Lenders (including the fees, disbursements and other charges of counsel and the allocated cost of internal counsel) in connection with the enforcement of the Credit Documentation and (iii) all reasonable and documented out-of-pocket expenses of Ducera Partners LLC associated with the preparation of relevant reporting on the Company in connection with the preparation, execution and delivery of the Credit Documentation.

The Agent and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the bad faith, gross negligence or willful misconduct of the indemnified party).

Yield Protection, Taxes

and Other Deductions .................The Credit Documentation will contain yield protection provisions, customary for facilities of this nature, protecting the Lenders in the event of unavailability of LIBOR, breakage losses, reserve and capital adequacy requirements. All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever.

Governing Law and Forum..........State of New York.

Counsel to the Lenders ................Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Annex A

Interest and Certain Fees

Interest Rate.....................................The Term Loans will bear interest at a rate per annum equal to 11.00%.

Interest Payments..............................Monthly in arrears, in cash.

Default Rate......................................At any time when an event of default has occurred and is continuing, all amounts outstanding under the Term Loan Facilities shall bear interest at 3.00% above the interest rate otherwise applicable thereto.

Rate and Fee Basis...........................All per annum rates shall be calculated on the basis of a year of 360 days and the actual number of days elapsed.

OID...................................................	The funding of the Initial Term Loans on the Closing Date shall be subject to original issue discount in an amount equal to 3.00% of the full principal amount of the Term Loan Facilities (including the amount of all unfunded commitments as of the Closing Date).

Exit Fees...........................................All repayments and prepayments (including all prepayments and any repayment upon acceleration or in connection with bankruptcy or insolvency proceedings with respect to any of the Credit Parties) of the Term Loans shall be subject to an exit fee of 2.00% (the “Exit Fees”) which shall be due and owing upon (i) an acceleration of the term loans (including in connection with any bankruptcy or insolvency proceedings with respect to any of the Credit Parties) or (ii) final and full repayment or prepayment of the Term Loans; provided, that the aggregate Exit Fees that shall be due and owing to the Lenders upon the repayment or prepayment of the Term Loans in connection with a Permitted Sale shall be reduced (but not, in any case, to less than $0) by an amount equal to the aggregate of the Immediate Exercise Values with respect to such Permitted Sale realized by the holders of Warrants.

EXHIBIT B TO COMMITMENT LETTER

CONDITIONS PRECEDENT TO INITIAL BORROWING[1]

Except as otherwise set forth below, the initial borrowing under the Facilities shall be subject to the following additional conditions precedent (which shall be satisfied or waived prior to or substantially concurrent with the Transaction):

1.       Since December 31, 2015 there shall have been no undisclosed Material Adverse Change. A “Material Adverse Change” means a material adverse change on (a) the business, operations, assets (including the cancellation, repudiation or other cessation of contracts affecting the future performance of the business), financial condition or results of operations of the Borrowers and their respective Guarantors, taken as a whole, (b) the rights and remedies available to the Agent and the Lenders, taken as a whole, under the credit documentation for the Facilities or (c) the ability of the Credit Parties, taken as a whole, to fully and timely perform their payment obligations under the credit documentation for the Facilities.

2.       The Financial Institutions shall have received a pro forma consolidated balance sheet and a related pro forma consolidated statement of income of the Borrowers and their respective subsidiaries (based on the financial statements of the Company referred to in paragraph 3 below) as of and for the nine-month period ending on September 30, 2016, prepared after giving effect to the Transaction as if the Transaction had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other statement of income), which reflect adjustments applied in accordance with Regulation S-X of the Securities Act of 1933, as amended.

3.       The Financial Institutions shall have received (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its subsidiaries as of December 31, 2015 and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its subsidiaries as of September 30, 2016, in each case prepared in accordance with GAAP.

4.       On the Closing Date, after giving effect to the Transaction, none of the Borrowers or any of its subsidiaries shall have any third party debt for borrowed money other than (i) the Facilities, the (ii) Existing Secured Notes, (iii) the Company’s existing 5.25% senior secured convertible notes due 2019, (iv) $41,000 of the Company’s existing 7.00% convertible notes due December 15, 2017, (v) other indebtedness permitted to be incurred or outstanding on or prior to the Closing Date pursuant to the credit documentation for the Facilities (including, without limitation, up to $12 million in aggregate principal amount of foreign facilities recently executed by foreign subsidiaries of the Borrowers, provided that such foreign facilities are either unsecured or secured

[1]	All capitalized terms used but not defined herein shall have the meanings assigned thereto in the Commitment Letter to which this Exhibit B is attached or in Exhibit A thereto.

only by the accounts receivable and inventory of such foreign subsidiary) and (vi) other indebtedness approved by the Financial Institutions in their reasonable discretion.

5.       All fees required to be paid on the Closing Date pursuant to the Commitment Letter and reasonable and documented out-of-pocket expenses required to be paid on the Closing Date pursuant to the Commitment Letter with respect to expenses, to the extent invoiced at least three business days prior to the Closing Date, shall, upon the initial borrowing under the Facilities, have been paid (which amounts may be offset against the proceeds of the Facilities) (for the avoidance of doubt, such fees and expenses shall include the fees, disbursements and other charges of counsel and fees and out-of-pocket expenses of Ducera Partners LLC).

6.       On the Closing Date, (i) the Company shall have previously delivered a timely irrevocable redemption notice with respect to the Redemption, (ii) the Redemption (or the irrevocable transfer to the trustee under the Existing Secured Notes of all funds required to effect the Redemption in full) shall have occurred or shall occur substantially concurrently with the funding of the Initial Term Loan and (iii) the intercreditor agreement governing the relative rights and priorities in the Collateral between the Credit Parties’ first lien secured lenders and the Existing Secured Notes shall have been amended to permit the Term Loans to bear interest as set forth on Annex A and to make such other modifications to such agreement as are reasonably necessary to effect the Transaction.

7.       On the Closing Date, (i) amounts outstanding pursuant to the Company’s Existing Credit Agreement shall have been repaid in full (including cash collateralization or back-up letters of credit for any undrawn letters of credit, in accordance with the terms of the Existing Credit Agreement), (ii) commitments pursuant thereto shall have been terminated and (iii) liens granted to the collateral agent pursuant thereto shall have been released in full.

8.       The Financial Institutions (a) shall have received a schedule that provides for (i) a description in sufficient detail of existing indebtedness of the Borrowers, Guarantors and non-Credit Parties and (ii) a description in sufficient detail of intercompany indebtedness among the Company and its subsidiaries and (b) all such indebtedness described in clauses (a)(i) and (ii) above shall be satisfactory to the Financial Institutions.

9.       The Financial Institutions shall have received a report in form and substance satisfactory to the Financial Institutions from Ducera Partners LLC in respect of (i) the accrued liability composition of the Company and its subsidiaries, (ii) all intercompany notes and other intercompany receivables, (iii) the accounts payable aging profile, specifically for invoices payable within 20 days, (iv) the accounts receivable aging profile, (v) the profile of critical vendors of the Company and its subsidiaries, (vi) inventory held by the Company and its subsidiaries and (vii) the liquidity of the Company and its subsidiaries, as demonstrated by weekly cash flow reports.

10.        The Financial Institutions shall have received a copy of a group structure chart in respect of the Company and its subsidiaries which shall include details of the percentage of share ownership and jurisdiction of incorporation of each subsidiary.

11.        The Financial Institutions shall have received a schedule of all real property owned by the Company and its subsidiaries which shall include the estimated fair market value of each such property.

12.       The Company and its subsidiaries shall, after giving pro forma effect to the Transaction, comply with the minimum liquidity and minimum net working capital covenants set forth in the Credit Documentation, and the Financial Institutions shall have received a certificate of the Chief Financial Officer of the Company setting forth in reasonable detail calculations demonstrating such compliance.

13.        One or more parties who have entered into commitments with the Company to provide the portion of the Facilities not committed to by the Financial Institutions party to the Commitment Letter shall have implemented such documentation by executing and delivering the Credit Documentation and shall fund their applicable portion of the Initial Term Loan.

Notwithstanding anything in this Exhibit B, the Commitment Letter, the Term Sheet or any other letter agreement or other undertaking concerning the financing of the Transaction to the contrary, (a) the only representations (and related defaults) the making or accuracy of which shall be a condition to the availability of the Facilities on the Closing Date shall be the Specified Representations (as defined below) made by the Borrowers in the definitive credit documentation for the Facilities, and (b) the terms of the definitive credit documentation for the Facilities shall be such that they do not impair the availability of the Facilities on the Closing Date if the conditions set forth in this Exhibit B, in the “Conditions Precedent” section of the Commitment Letter and in the Term Sheet under the paragraph titled “Initial Conditions” are satisfied or waived (it being understood that, to the extent any security interest in the intended Collateral or any deliverable related to the perfection of security interests in the intended Collateral (other than any Collateral the security interest in which may be perfected by the filing of a UCC financing statement or, in the case of a Canadian Credit Party, by the filing of a PPSA statement or the possession of the stock certificates of the Borrower), is not or cannot be provided and/or perfected on the Closing Date (1) without undue burden or expense or (2) after your use of commercially reasonable efforts to do so, then the provision and/or perfection of such security interest(s) or deliverable shall not constitute a condition precedent to the availability of the Facilities on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements and timing to be mutually agreed by the Agent and the Borrowers). “Specified Representations” means the representations of the Borrowers in the definitive credit documentation with respect to the Facilities relating to incorporation, corporate power and authority to enter into the definitive documentation relating to the Facilities, due authorization and execution of the definitive documentation relating to the Facilities, no conflict of the definitive documentation relating to the Facilities with the Borrowers’ organizational documents, delivery and enforceability of such financing documentation, Closing Date solvency on a consolidated basis after giving effect to the Transaction and the other transactions contemplated hereby, Federal Reserve margin regulations, the Investment Company Act, PATRIOT Act, FCPA, OFAC, laws against sanctioned persons and the creation, validity and perfection of the security interest granted in the intended Collateral to be perfected (except as provided above).